

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2024

Michael J. Bilerman
Chief Financial Officer
Tanger Inc.
3200 Northline Avenue
Suite 360
Greensboro, NC 27408

> **Re: Tanger Inc.**
> **Form 10-K for the fiscal year ended December 31, 2023**
> **Filed February 21, 2024**
> **File No. 001-11986**

Dear Michael J. Bilerman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K filed February 21, 2024

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Evaluation of Impairment of long-lived assets, page 60

1.   We note that one of your centers has an estimated fair value less than its recorded carrying value of approximately $ 111.1 million and that you are monitoring for circumstances and events in future periods that could affect inputs such as the expected holding period, operating cash flow forecasts and capitalization rates utilized to determine whether an impairment charge is necessary. Please tell us, and consider disclosing in future filings:
   - the identity of the center in question
   - how you applied the guidance in ASC 360-10-35-29 to 35 and the Interpretative Response to Question 3 of ASC 360-10-S99-2 in your impairment analysis
   - how you determined that the carrying value of the center is recoverable, and
   - how you considered the disclosure guidance in Item 303(b)(3) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction